NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2012 FOURTH QUARTER/ YEAR-END RESULTS

HONG KONG —June 29, 2012 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for the fourth quarter and fiscal year ended March 31, 2012, reflecting a modest profit despite the impact of global economic factors on sales and certain one-time charges related to its transition to a Wholly Foreign Owned Entity (WFOE) registered company structure in China.

Net income for the fiscal fourth quarter was $92,000, or $0.02 per diluted share, compared with $789,000, or $0.21 per diluted share, a year earlier. Net sales for the same period were $5.9 million compared with $7.8 million a year earlier.

Net income for fiscal year 2012 was $184,000, or $0.05 per diluted share, compared with $1.65 million or $0.44 per diluted share, in fiscal 2011. Net sales for fiscal 2012 were $25.4 million compared with $31.1 million a year ago.

“Fiscal 2012 was a challenging period for the company due, in large part, to global issues that impacted our customers and net sales. This situation was directly affected by the inflationary environment in China -- particularly higher labor costs and the significant increase in operating costs. Fortunately our financial position remains strong and the company’s established customers continue their long-term relationships. In order to further improve our operating efficiency, we are in the process of shifting some of our labor intensive work, which for economic reasons cannot be automated, to a lower-cost assembly supplier arrangement outside of China as a proactive initiative,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Gross profit as a percentage of net sales for fiscal 2012 was 20.2 percent compared with 21 percent a year earlier, due to high labor costs and the increased cost of operating in China following the reorganization to a WFOE registered company. Ongoing cost-savings initiatives and increased utilization of automation were not sufficient to offset significant increases in worker salaries throughout Southern China. As a result of lower net sales and decreased gross margins for fiscal 2012, gross profit was $5.1 million compared with $6.5 million in fiscal 2011.

(more)

Highway Holdings Ltd.

Selling, general and administrative expenses for the fourth quarter increased slightly and remained essentially unchanged for the full year compared with the same periods a year ago, despite lower sales and an overall reduction in the number of employees dedicated to selling and administration services. SG&A expenses did not decrease proportionally to lower net sales, due to certain one-time and ongoing costs related to the company’s WFOE reorganization. Selling, general and administrative expense as a percentage of net sales increased to 19.3 percent in fiscal 2012 from 15.5 percent in fiscal 2011.

Operating income for the 2012 fiscal fourth quarter was $178,000 compared with $775,000 in the same period a year earlier. For the full 2012 fiscal year, operating income was $230,000 compared with $1.7 million, due to reduced sales and increased operating costs in China.

The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses. For fiscal 2012, the company realized a currency exchange gain of $126,000 compared with a currency exchange loss of $7,000 a year ago. The company does not undertake any currency hedging transactions. The company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations, and the company is increasingly denominating its European sales in U.S. dollars rather than Euros.

Kohl noted that the company’s balance sheet remains strong with total current assets at

March 31, 2012 of $14.5 million; working capital of $10.2 million; and long-term loans, net of the current portion, of $112,000. The company’s current ratio was 3.38:1 at March 31, 2012 compared with 2.70 at March 31, 2011.

Kohl highlighted the company’s cash position of $1.47 per diluted share and total shareholders’ equity of $12 million at March 31, 2012 compared with $12.6 million a year earlier – representing approximately $3.32 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

# # # #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, ( Audited )

	2012	2011	2012	2011

Net sales	$5,976	$7,862	$25,370	$31,147
Cost of sales	4,631	6,092	20,249	24,594
Gross profit	1,345	1,770	5,121	6,553
Selling, general and administrative expenses	1,167	995	4,891	4,827

Operating income	178	775	230	1,726

Non-operating items
Interest expenses	(2)	(17)	(24)	(57)
Exchange (loss) gain, net	49	62	126	(7)
Interest income	1	1	4	3
Other income	(8)	14	34	86

Total non-operating income (expense)	40	60	140	25
	-	-
Income before income tax and non-controlling Interest	218	835	370	1,751
Income taxes credit (expense)	(126)	(46)	(186)	(123)
Net Income before non-controlling interests	92	789	184	1,628
Loss attributable to non-controlling Interests	-	-	-	22
Net Income attributable to Highway Holdings Limited shareholders	$92	$789	$184	$1,650

Net Income attributable to Highway Holdings Limited
Basic	$0.02	$0.21	$0.05	$0.44
Diluted	$0.02	$0.21	$0.05	$0.44

Weighted average number of shares
Basic	3,777,850	3,765,276	3,777,850	3,765,276
Diluted	3,788,302	3,777,696	3,788,302	3,776,696

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	31-Mar	31-Mar
	2012	2011

Cash and cash equivalents	$5,575	$6,864
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,724	4,797
Inventories	3,970	4,236
Amount due from an equity method investee	174	0
Prepaid expenses and other current assets	424	417
Total current assets	14,510	16,957

Property, plant and equipment, (net)	2,027	2,411
Deposit for purchase of property, plant and equipment	42	-
Investments in equity investees	-	31
Total assets	$16,579	$19,399

Current liabilities:
Accounts payable	$2,547	$3,581
Short-term borrowings	-	280
Long-term loans-current portion	262	253
Obligations under capital leases – current portion	3	41
Accrual expenses and other liabilities	1,324	2,057
Income tax payable	153	71
Total current liabilities	4,289	6,283
Obligations under capital leases-net of current portion	0	3
Deferred income taxes	180	173
Long-term loans – net of current portion	112	375
Total liabilities	4,581	6,834

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,335
Retained earnings	634	1,206
Treasury shares, at cost – 5,049 shares as of March 31, 2011 and 2012	(14)	(14)
Total Highway Holdings Limited shareholders' equity	11,998	12,565
Non-controlling interest	-	-
Total Equity	11,998	12,565
Total liabilities and shareholders' equity	$16,579	$19,399